February 24, 2020

Andrew Jackson
Chief Financial Officer
Ra Medical Systems, Inc.
2070 Las Palmas Drive
Carlsbad, CA 92011

       Re: Ra Medical Systems, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-38677

Dear Mr. Jackson:

        Consistent with our obligations under the federal securities laws, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences